Exhibit 99.37

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Rio Alto Mining Limited (the “Corporation")
1950 - 400 Burrard Street
Vancouver, British Columbia
V6C 3A6 Canada

2.	Date of Material Change

November 8, 2011

3.	News Release

A press release was disseminated on November 10, 2011 via Marketwire.

4.	Summary of Material Change

The Corporation changed its year end from May 31 to December 31.

5.	Full Description of Material Change
5.1 Full Description of Material Change

The Corporation changed its year end from May 31 to December 31. The Corporation has filed its audited financial statements and accompany Management Discussion and Analysis for the year ended May 31, 2011 and for the interim period ended August 31, 2011. December 31, 2011 will the Corporation’s next year. A notice of change in year-end has been filed on the Corporation’s SEDAR profile at www.sedar.com

5.2 Disclosure for Restructuring Transactions

Not Applicable

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

The name and business number of the executive officer of the Corporation who is knowledgeable about the material change and this report is:

Anthony Hawkshaw, CFO
Tel: (604) 628-1401 or 778-389-5907

9.	Date of Report

November 18, 2011